UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

 (Amendment No. 1)

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 6, 2024

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

484 Broome St.

New York, New York 10013

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (646) 666-0515

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#03EXQUISITEBOX; #03TOPPSCHROMEWAX; #18-19BASKETBALLGROWTHBASKET; #1909E95SGCSET; #1959TOPPSBASEBALLSET; #1964KOUFAXJERSEY; #1969TOPPSBASKETBALLSET; #1986WAX; #2000PLAYOFFCONTENDERSWAX; #48LEAFRUTHSGC8; #AARON1954PSA8.5; #AARONDECADEBASKET; #ACUNABOWMAN10BASKET; #ACUNAGOLD9.5; #ALEXRODRIGUEZ09WSUNIFORM; #ALIROOKIECARDBVG8; #ALKALINE1954TOPPSPSA9; #ANDRE&HULKWRESTLINGBASKET; #ANDRETHEGIANT; #BABERUTHBOWSOUTPHOTO; #BANKS1954PSA9; #BETTSBLUEREFRACTORBASKET; #BETTSGOLDREFRACTORBASKET; #BOBBYORRBRUINSJERSEY; #BRADY2000SPXSPECTRUMBGS9.5; #BRADYBOWMAN10; #BRADYCHAMPIONSHIPTICKET; #BRADYDEBUTTICKET; #BRADYPLAYOFFCONTENDERSBASKET; #BRADYREEBOKFLAWLESS; #BRADYROOKIE; #CASSIUSCLAYLISTONUPITYPE1; #CHAMBERLAINHSUNIFORM; #CHAMBERLAINPHILAJERSEY59-60; #CHICAGOBULLSDYNASTYHARDWOOD; #CHRISBOSHGAMEWORNRAPTORSSNEAKERS; #CLEMENTE1955PSA8; #CLEMENTE65-68BAT; #CLEMENTEWHITE&GRAYBASKET; #COBBMINTE98; #COBBVINTAGET206PHOTO; #CRISTIANORONALDORC1OF1; #CROSBYTHECUPBASKET; #CROSBYWINTERCLASSICSKATES; #CURRYRPABGS9.5; #DAVEBINGSIGNED50GREATESTNBAPLAYERSLITHOGRAPH; #DEVERSSUPERFRACTOR; #DIMAGGIO1933BAT; #DONCICBLUEPSA10; #DONOVANMITCHELLNT9.5; #DURANTCHROMEREFRACTORPSA10; #DWADEULTIMATE; #EDDIEPLANKT206PSA4; #ELWAY1984ROOKIECARDPSA10BASKET; #EMBIIDFIRST50POINTGAMEJERSEY; #EMMITTSMITH10KJERSEY; #EMMITTSMITHMVPBASKET; #ERLINGHAALANDPSA10BASKET; #FRANKROBINSON1957PSA9BASKET; #FRANKROBINSON500HRBAT; #GARYCARTER1975PSA10BASKET; #GIANNIS48POINTGAMESNEAKERS; #GIANNISGOLDIMMACULATE; #GIANNISRPA; #GLEYBERTORRESORANGE9.5; #GRETZKY1979TOPPS9; #GRETZKYOPEECHEE1979; #GRIFFEY89UPPERDECKSGCGOLD; #HARMONKILLEBREW1955TOPPSPSA9; #HONUSWAGNER1910PSA5; #JACKIELEAF3.5; #JACKIEROBINSON1952TOPPSPSA8.5; #JACKIEROBINSON53TOPPS8; #JETERFOILRCBASKETBGS9.5; #JIMMIEFOXX1938BAT; #JOKICREFRACTOR1OF1; #JORDAN85NIKEBASKET; #JORDAN86FLEERBGS9.5BASKET; #JORDANEXQUISITE8.5FLASHBACK; #JORDANEXQUISITEBGS8; #JORDANFLEER86SGC10; #JORDANLEBRONMAGICTRIPLESIGS; #JORDANLEBRONSIGNOFTHETIMES; #JORDANMAGICLEBRONTRIPLEAUTOJERSEY; #JORDANROOKIEJERSEY; #JORDANSIGNEDPROFESSIONALBAT; #JOSHALLENGOLDBGS9.5; #JUSTINHERBERTHIDDENTREASURERPA; #KAREEMPOINTSRECORDBALL; #KAWHIBASKET; #KEVINDURANTHSJERSEY; #KOBEBLACKHISTORYMONTHFINALSEASONSHOES; #KOBEBRYANT2001WARMUPJACKET; #KOBEBRYANTFIRSTWHITE#24JERSEY; #KOBEBRYANTROOKIESNEAKERS; #KOBEBRYANTROYALBLUEJORDANSNEAKERS; #KOBEFINALSEASONSNEAKERS; #KOBELEBRONJORDANMAGICQUADAUTO; #KOBEREEBOKIVERSONRETROS; #KOUFAX1955PSA8.5; #KOUFAX55PSA9; #KOUFAXPSA8; #LBJEXQUISITE; #LBJKOBETOPPSBASKET; #LEBRONBLACKDIAMOND; #LEBRONBLACKREFRACTOR; #LEBRONCREDENTIALS; #LEBRONEMBLEMSOFENDORSEMENT; #LEBRONMELOBOSH2008TRIPLELOGOMAN; #LEBRONMELODUALLOGOMAN; #LEBRONMELOWADETRIORC; #LEBRONROOKIESHOES; #LEBRONULTIMATE; #LOUGEHRIGRCPHOTO; #LUKADONCICGUROOKIESNEAKERS; #LUKAROOKIEJERSEY; #LUKAWHITESPARKLE; #MAGICBIRDDRJ; #MAGICBIRDDRJ1980PSA9; #MAGICBIRDDRJPSA8BASKET; #MAGICBIRDLOGOMAN; #MAHOMESBRONZEBASKET; #MAHOMESEMERALDRPABGS9; #MAHOMESIMMACULATE1OF1; #MAHOMESNT1OF1; #MAHOMESNT8.5; #MANTLE1952BOWMANPSA8; #MANTLE1952TOPPSPSA8; #MANTLE1953BOWMAN8BASKET; #MANTLE1953TOPPS8; #MANTLE1956PSA8BASKET; #MANTLE1957TOPPSPSA8.5; #MANTLE1960PSA9; #MANTLE1964TOPPS9; #MANTLE1965TOPPS9; #MANTLE1966TOPPSPSA9BASKET; #MANTLE1967TOPPS9; #MANTLE1968PSA9BASKET; #MANTLE1969TOPPS9; #MANTLE52TOPPSPSA7; #MANTLE54BOWMANBASKET; #MANTLEDEBUTSTUB; #MARINO1984ROOKIECARDBGS10BASKET; #MARINOMANNINGFAVREJERSEYS; #MARIS58TOPPSPSA9; #MAYS1951BOWMAN7; #MAYS1951PHOTO; #MAYS1952PSA8; #MAYS1956GRAYPSA9; #MAYS1959PSA9BASKET; #MAYS1960PSA9; #MAYWEATHERRCPSA10; #MESSIMEGACRACKS#71PSA9; #MESSIROOKIEBASKET; #MICHAELPORTERJRBASKET; #MIKAN48BOWMANPSA7; #MIKANRCPHOTO; #MLBALLSTARGAMETICKETRUNCOLLECTION; #MLBHALLOFFAMEBASEBALL; #MONTANARCPSA10; #MOOKIEBETTSGLOVE; #MPJCHAMPIONSHIPTICKET; #NADALNETPROGLOSSY; #NEGROLEAGUELEGENDARYCUTSBASKET; #NOLANRYAN1968MILTONBRADLEYPSA9; #NTBBALLWAXBUNDLE; #ORANGEDOMINGUEZ; #OSCARROBERTSONCINCINNATIROYALSJERSEY; #OTTOGRAHAM1950BOWMANPSA9; #OVECHKINSPAUTHBASKET9.5; #OVECHKINTHECUPBGS8.5; #OZZIESMITHRCBGS9.5; #PAULMOLITOR1978TOPPSPSA10; #PAULPIERCE2010ASGJERSEY; #PEYTONMANNINGMVPHELMET; #RICKEYHENDERSONRCPSA10; #RODGERSPLAYOFFCONTENDERSGREEN; #RONALDO2002PANINIFUTEBOLSTICKERSPSA10; #RONALDO2003PANINIMEGACRAQUESPSA10; #ROYCAMPANELLA1949BOWMANPSA9; #RUTH1914BALTIMORENEWSSGC3; #RUTH33GOUDEYSGC8; #SADAHARUOHBAT; #SANDYKOUFAX1956TOPPSGRAYBACKPSA9; #SATCHELPAIGE48LEAFSGC30; #SEAGERORANGEREFRACTORBASKET; #SERENA03NETPROPSA10BASKET; #SHOELESSJOEJACKSON1915PSA8; #STEPHCURRYSNEAKERS; #TATISBOWMANBLACKLABEL; #TATUMFLAWLESS10; #TEDWILLIAMS1939PLAYBALL; #THEROCKBUMBLEBEEPSA10; #TIGERPUTTER; #TIGERSIFORKIDS; #TIGERSPAUTHENTICBGS9.5; #TIMDUNCANPMGGREEN; #TRAEYOUNGFLAWLESSBGS9; #TRAEYOUNGFLAWLESSGREENBGS9; #TREVORLAWRENCELEAFBASKET; #TROUTFINESTSUPERFRACTOR; #TYSONRCBGS9BASKET; #UNITAS1965JERSEY; #UNITASPSA8; #WARRENSPAHN1948LEAFPSA9; #WILTCHAMBERLAIN1961FLEERRCPSA9; #WILTCHAMBERLAIN61PSA9; #YAODUNCANDIRKTRIPLELOGOMAN; #YASTRZEMSKIRC9BASKET; #ZIONPRIZMSBLUEBGS10; #ZIONRPABGS9;

Item 9. Other Events

On November 6, 2024, the Company filed Current Report via Form 1-U in which the Company advised "Adeliza Pérez-Johnson will step-down from the title Manager of the Manager and the Company she was holding on an interim basis. Phil Neuman will assume her responsibilities and titles." This text is hereby amended and corrected to state, "As of November 6, 2024, Adeliza Pérez-Johnson will step-down from the title of Chief Operating Officer and Chief Compliance Officer of CS Asset Manager, LLC and Phil Neuman will assume her responsibilities and title."

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: February 27, 2025	By:	/s/ Phil Neuman
Manager

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